January 27, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Comp Services, Inc. Registration Statement on Form S-1 Filed December 20, 2011 File No. 333-178631

Dear Yong Kim:

We represent Comp Services, Inc. (“Comp Services” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 17, 2012 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1 filed on December 20, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

General

1.
We note your statement that you do not consider your company a blank check company, however it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

•	Your disclosure indicates that you are a development stage company issuing penny stock;

•	You have not commenced operations and it is unclear whether you will be able to do so within the next 12 months;

•
You have no revenues, a net loss of $5,737 since inception, and no contracts or agreements with customers or suppliers and have conducted little business activity other than raising initial capital and filing this registration statement;

•	You have no assets, except for $30,778 in cash; and

•	Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Accordingly, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us with a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company, and include a specific business plan for the next twelve months. In providing the specific business plan, the company should also disclose its day-to-day operations, milestones and a timeline.

Response: Although we are a development stage company issuing a penny stock, we are not a blank check company. As our Registration Statement specifies, we have established a fully functioning website capable of taking orders. Further, we have established affiliate relationships with Google AdSense Publish Program, Amazon , Corel Draw, CompuVest, AVG Technologies, and Roxio. Agreements established with each of our affiliates have been attached hereto as exhibits to the Registration Statement. Our line of business does not require us to purchase or own significant assets. We are not a manufacturer and therefore will not maintain inventory. In light of our specific business plan, fully functioning website and the agreements we have entered into with affiliates, we cannot be considered a blank shell company as defined by Rule 419 of Regulation C.

2.
We note that you are registering the resale of 739,000 shares held by selling stockholders. Because of the size of the transaction being registered compared to the outstanding shares held by non-affiliates and the nature of the offering, it appears that the transaction is not a secondary offering eligible to be made on a shelf basis under Rule 415(a)(l)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please identify the selling stockholders as underwriters and include a fixed price at which these selling shareholders will sell the securities for the duration of the offering or reduce the size of the offering.

Response: The offering is a primary offering. The selling shareholders are not underwriters selling on behalf of the issuer. None of the selling shareholders have a material relationship with the issuer, or are in the business of underwriting securities. Therefore, the offering is not a primary offering.

Prospectus Summary, page 1

Overview, page 1

3.
Please clarify here and throughout the filing, including in the Description of Business section on page 11, that you currently have no operations and plan to earn commissions on the sales made through your website and that this is how you plan to generate revenue.

Response: The Registration Statement on Form S-1/A has been revised on pages 1 and 11 to disclose our plan to generate revenue.

4.
Please define the terms "affiliate accounts," "affiliate sites" and "affiliate partners." If you do not have any agreements with these "affiliates," revise the terms to clarify that you are not affiliated with these entities. Please revise throughout the filing accordingly. Alternatively, file any such agreements as exhibits.

Response: The Registration Statement on Form S-1/A has been revised on page 1 to define what is meant by an “affiliate.” In addition, agreements with our affiliates have been attached as exhibits 10.2 – 10.7.

Risk Factors, page 3

5.
Please include a risk factor detailing the risks you face in competing with already established websites for web traffic and any associated commissions. In this regard, we your disclosure on page 12 that customers can make purchasers from any of your affiliate partners, including Amazon and Google. Please describe the risk(s) associated with the fact that potential customers may purchase products directly through Amazon or Google, bypassing your website.

Response: The Registration Statement on Form S-1/A has been revised on page 4 to include a risk factor describing the risk we face in the event that our potential customers bypass our site and make purchases directly through the sites of our affiliate partners.

Risks Related to Our Business, page 3

Our auditor has expressed substantial doubt…..                         page 3

6.
We note your statement that the company is "proceeding with its business plan by constructing, updating and modifying its portal website for the movie community" which appears to be inconsistent with the business plan described elsewhere in the prospectus. Please revise or advise.

Response: The Registration Statement on Form S-1/A has been revised on page 3 to correct the risk factor in question.

We need additional capital to develop our business.... page 3

7.	Please quantify the amount of additional capital you will need to implement your business plan and explain how long this capital will suffice.

Response: The Registration Statement on Form S-1/A has been revised on page three to quantify the amount of additional capital needed to implement our business plan.

Description of Business, page 11

Marketing Strategy, page 12

8.
You disclose that you may earn up to 25% commission on certain computer products and software. Please also disclose the minimum commission percentage you may earn to give your investors more context about your possible future revenues. Once you begin generating revenue, please consider disclosing the average commission percentage earned per sale and the average commission earned per sale in dollars to provide your readers with more insight into the factors that underlie your revenue generation.

Response: The Registration Statement on Form S-1/A has been revised on page 12 to disclose the minimum commission we will receive on each sale. We will provide additional information regarding commissions once a sale is made.

Legal Proceedings, page 12

9.
Please revise your disclosure to address whether your sole officer and director has been involved in any of the types of proceedings disclosed on page 13. In this regard, we note your disclosure that "the registrant" has not been involved in any of the enumerated proceedings. Refer to Item 401(f) of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised to include proper disclosures as required by Item 401(f) of Regulation S-K.

Market for Common Equity and Related Stockholder Matters, page 14

10.
You state here that you anticipate applying for quotation of your common stock on the OTCBB upon the effectiveness of the registration statement; however, the third paragraph in Item 5 on page 7 indicates that you will be filing to obtain a listing on the OTCBB concurrently with the filing of this prospectus. Please revise.

Response: The Registration Statement on Form S-1/A has been revised on page 7 to disclose that we will be filing to obtain a listing on the OTCBB upon the effectiveness of the registration statement.

Financial Statements, page F-1 Statement of Operations, page F-3

11.	Please conform the level of detail in which you present your operating expenses between your Statement of Operations and your summarized financial information on page 2.

Response: The Registration Statement on Form S-1/A has been revised on page 2 to conform to the Financial Statements.

Statement of Stockholders' Equity, page F-4

12.	For each issuance of common stock presented on your Statement of Stockholders' Equity, please disclose the date of such issuance. See ASC 915-215-45-1 (a).

Response: The Statement of Stockholders’ Equity has been revised.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

13.
Each of the second and third paragraphs under this heading indicates that you are proceeding with your business plan by constructing and implementing your website. These disclosures imply that your website is not yet complete and contradict your disclosures in the second paragraph under this heading and on page 1 of your filing where you state that your website is already fully functioning and capable of accepting orders from customers. Please revise your disclosures throughout your filing to consistently indicate whether your website is already complete and functioning.

Response: The Registration Statement on Form S-1/A has been revised on page 15 and throughout to disclose that our website is fully functioning and capable of accepting orders from customers.

Plan of Operation, page 15

14.	We note your disclosures under this heading and have the following comments:

•	Your disclosure implies that your company is currently generating revenue. Please revise your disclosure to indicate that you currently have no revenues.

•
Please provide a more detailed plan of operations for the 12 month period following your balance sheet date. If not explained elsewhere, please explain in reasonable detail any steps that you need to complete before you can begin selling products through your website, and the expected timing of any such steps. Also explain in reasonable detail how you intend to secure customers and the expected timing of any steps to do so, such as when you will begin marketing your website and how you will market it.

•
We note your statement under the heading "Capital Resources and Liquidity" that you will need approximately $40,000 in the first 12 months in order to maintain your day to day operations. Please describe the risks that you may not be able to achieve such revenues.

•
Please delete the statement under the heading "Capital Resources and Liquidity" that you believe that you will be able to generate revenues equal to $60,000 per month. Alternatively, present a reasonable basis for this amount as described in Item 10(b) of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised on page 15 to:

•	Indicate that we have not generated any revenues;

•	Provide a more detailed plan of operations for the 12 month period following our balance sheet date;

•	Disclose the risk that we may not be able to generate sufficient revenues to sustain long-term operations;

•	Delete the statement under the heading “Capital Resources and Liquidity” that we believe that we will be able to generate revenues equal to $60,000 per month.

Capital Resources and Liquidity, page 15

15.	We note that you have blanks in your filing for the amounts you expect to spend on marketing expenses and on salary and other operational expenses. Please fill in these amounts.

Response: The Registration Statement on Form S-1/A has been revised on page 15 to disclose our anticipated marketing and salary expenses.

16.
You state that if you are unable to meet your short term or long term cash flow needs, your CEO will contribute the capital needed to maintain operations. Please disclose whether there is an agreement in place with your CEO regarding his commitment to contribute capital. If so, disclose the maximum amount the CEO has committed to contribute. If there is no firm agreement in place, please state this.

Response: The Registration Statement on Form S-1/A has been revised on page 15 to disclose that no agreement with our CEO for additional financing has been established.

Executive Compensation, page 16

17.
We note that you have entered into an employment agreement with Mr. Mendez, that you will pay him a "minimum of $500 per month" and that there is currently no limit on the amount of compensation that you may award to him. Please briefly describe the way in which you will determine how much to pay Mr. Mendez each month and identify the person(s) exercising discretion over the amount to be paid to Mr. Mendez.

Response: The Registration Statement on Form S-1/A has been revised to disclose additional terms of our CEO’s compensation.

Transactions with Related Persons. Promoters and Certain Control Persons, page 18

18.	Please disclose the approximate dollar value of the securities issued to Mr. Mendez. Refer to Item 404(a)(3) of Regulation S-K.

Response: The Registration Statement on Form S-1/A has been revised on page 18 to disclose the approximate value of the securities issued to Mr. Mendez.

Part II - Information Not Required in the Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page 11-3

19.
Please file as an exhibit the form subscription agreement(s) that you used in your Rule 506 private placement. Please also confirm that the issuance of shares to Mr. Mendez was not made pursuant to a subscription agreement, or file that agreement as an exhibit.

Response: A form subscription agreement has been attached to the Registration Statement as exhibit 10.8.

Very truly yours,

ANSLOW & JACLIN, LLP

Exhibit 5.1 - Opinion of Anslow & Jaclin, LLP

20.
The last paragraph states that the firm is referenced under the caption "Experts" in the registration statement. However, in the registration statement counsel is named under the heading "Interests of Named Experts and Counsel." Please revise.

Signatures, page II-5

21.	Please revise to include a second signature block containing the signature of your officer and director in his individual capacities. Refer to Form S-l.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.